December 21, 2007

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dryden Total Return Bond Fund, Inc.
Securities Act Registration File No. 33-55441
Investment Company Act File No. 811-7215

_________________________________________________________

Dear Mr. Greene:

We filed through EDGAR on October 25, 2007 on behalf of Dryden Total Return Bond Fund, Inc. (the “Registrant”) Post-Effective Amendment No. 21 to the Registration Statement under the Securities Act of 1933 and Amendment No. 24 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”). The Amendment was filed under Rule 485(a) of the Securities Act of 1933 solely for the purpose of adding a new share class, designated as Class R, to the Registrant, with effectiveness designated as December 28, 2007.

This letter is intended to respond to your telephone comments of December 12, 2007 on the Amendment. Your comments, and our responses thereto as we discussed on the phone, are set forth below. Our responses will be reflected in a Post-Effective Amendment to be filed on or about December 28, 2007 under Rule 485(b) with effectiveness designated as December 28, 2007.

Prospectus

1.

Comment: Under “Investment Objective and Principal Strategies,” the initial paragraph indicates that the Fund invests in mortgage-related and asset-backed securities. If the Fund invests in subprime mortgage debt and has been impacted by the recent market events in the subprime market, please add appropriate disclosure.

Response: Disclosure will be added regarding investments in subprime mortgage securities if the Fund’s operations or net asset value has been materially impacted.

2.

Comment: Under “Investment Objective and Principal Strategies,” the initial paragraph indicates that the Fund may invest up to 45% of investable assets in foreign securities. If the Fund may invest in emerging markets securities, please include appropriate disclosure. .

Response: I will confirm if the Fund invests in emerging markets securities. If the Fund does so invest, appropriate disclosure will be included.

3.	Comment: Under “Principal Risks,” in the paragraph entitled “Foreign Market Risk,” please disclose whether the Fund invests in emerging markets, and if it does, include appropriate disclosure.

Response:	Requested revisions will be made.

4.	Comment: In the “Annual Fund Operating Expenses” table, please include the required disclosure relating to acquired fund fees and expenses, if applicable.

Response: The Fund’s investments in other mutual funds are beneath the minimum limits for which such disclosure is required by the rules. As a result, we will not revise the table to include disclosure relating to acquired fund fees and expenses.

5.

Comment: Under “Investment Objectives and Policies,” the fourth paragraph states that bonds “include all fixed income securities, other than preferred stock, with a maturity date of issue of greater than one year.” Please also disclose that the Fund may purchase securities with remaining maturities of less than one year.

Response: Requested revisions will be made.

6.

Comment: Under “Investment Objectives and Policies,” the ratings table includes a row entitled “Liabilities in excess of other assets.” Please include an explanation as to the information presented in this row of the table.

Response: Requested revisions will be made.

7.	Comment: Under “Investment Objectives and Policies,” please indicate whether the Fund’s investments in “government-related entities” includes foreign governments, in addition to the U.S. government.

Response: “Government-related entities” are entities related to the U.S. government. Appropriate disclosure will be included.

8.	Comment: Under “Other Investments and Strategies,” please explain what “corporate credits” are and how they serve to collateralize credit-linked securities.

Response:	Requested additional explanatory revisions will be made.

9.	Comment: Under “Other Investments and Strategies,” confirm whether the Fund utilizes segregated accounts for the purpose of investing in when-issued and delayed-delivery securities.

Response: A segregated account is utilized for purposes of investing in when-issued and delayed-delivery securities.

10.	Comment: In the table under “Investment Risks,” label the strategies as principal or non-principal.

Response:	Requested revisions will be made.

11.

Comment: Under “How to Sell Shares,” please clarify in the section entitled “Redemption in Kind” that there may be tax consequences to an investor, such as capital gains, if the Fund gives an investor portfolio securities instead of cash to satisfy a redemption.

Response:	Requested revision will be made

12.

Comment: Under “How to Exchange Shares,” in the fourth paragraph under the sub-caption “Frequent Purchases and Redemptions of Fund Shares,” further describe Intermediaries consistent with footnote no. 45 of Release IC-27504.

Response: The first sentence of the fourth paragraph will be revised to read as follows (new text is underscored, below):

If the Fund is offered to qualified plans on an omnibus basis or if Fund shares may be purchased through other omnibus arrangements such as through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment adviser, or an administrator or trustee of a retirement plan (“Intermediaries”) that holds your shares in an account under its name, Intermediaries maintain individual account records and submit to the Fund only aggregate orders combining the transactions of many beneficial orders.

Statement of Additional Information (“SAI”)

13.	Comment: The font size utilized on the front cover of the SAI appears to be smaller than the permissible font size.

Response: The font size for the text appearing on the front cover of the SAI will be increased.

14.	Comment: In “Management & Advisory Arrangements,” under “Prudential Investment Management, Inc. – Compensation,” identify the “benchmarks” against which the annual incentive pool is determined.

Response: We have reviewed the current disclosure, and confirmed that the disclosure specifically identifies the Fund Lipper peer group and universe utilized for purposes of comparing fund performance in connection with the determination of the annual incentive pool.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at (973) 802-6469 with any questions.

Sincerely,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President & Corporate Counsel

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